Exhibit 1
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[DESC LOGO]                                   FOR IMMEDIATE RELEASE

                                              Contact:  DESC
                                                        Arturo D'Acosta Ruiz
                                                        Mariana Alvarez  Neder
                                                        011 525 261 8000
                                                        desc@mail.desc.com.mx
                                                                 - or -
                                                        CITIGATE DEWE ROGERSON
                                                        Mikhal Stein
                                                        305 381 6500
                                                        mstein@cg-mi.com



               DESC S.A. DE C.V. ANNOUNCES APPROVAL OF RESOLUTIONS
               ---------------------------------------------------
                            AT SHAREHOLDERS' MEETING
                            ------------------------


         MEXICO CITY, Mexico, December 8, 1999 -- DESC, S.A. de CV (NYSE: DES;
BMV: DESC) today announced that the Extraordinary General Shareholders Meeting approved the resolutions regarding the merger of its food subsidiary Agrobios S.A. de C.V. into DESC S.A. de C.V. DESC acquired all of the subsidiary's assets and Agrobios will no longer exist. This merger, effective as of noon today, will not affect DESC's equity structure, as it already had owned 99.99% of the equity of the subsidiary.

         This merger strengthens DESC's restructuring of its food business. In the future, a new subsidiary will be formed to implement the Company's strategic focus on branded products.

         The Company will send the corresponding information to the Mexican Stock Exchange on Thursday, December 9.

         DESC S.A. de C.V., headquartered in Mexico City, is one of the largest industrial groups in Mexico. Through its wholly-owned subsidiaries, DESC is engaged in the auto-parts, chemicals, food, consumer products and real estate industries. More information about DESC S.A. de C.V. can be obtained via the Internet at www.DESC.com.mx.


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DESC S.A. DE C.V.
PASEO DEL LOS TAMARINDOS 400-B
BOSQUES DE LAS LOMAS
05120 MEXICO D.F.
WWW.DESC.COM.MX

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